May 22, 2017

VIA EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant, Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed on February 22, 2017
File No. 001-34950

Form 8-K
Filed on May 8, 2017
File No. 001-34950

Dear Ms. Monick:

This letter sets forth the response of Sabra Health Care REIT, Inc. (“Sabra,” the “Company” “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 10, 2017 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Form 10-K for the fiscal year ended December 31, 2016

Real Estate Investments and Rental Revenue Recognition

Real Estate Acquisition Valuation, page F-9

1.	Please clarify for us if you record asset acquisitions on a relative fair value basis. Please revise future periodic filings, as applicable.

Response: We account for acquisitions of real estate that are considered asset acquisitions on a relative fair value basis. In future periodic filings, we will revise our disclosure of accounting policies to state the following:

“All assets acquired and liabilities assumed in an acquisition of real estate accounted for as a business combination are recorded at their acquisition date fair values. For acquisitions of real estate accounted for as an asset acquisition, the fair value of consideration transferred by the Company (including transaction costs) is allocated to all assets acquired and liabilities assumed on a relative fair value basis.”

Form 8-K filed May 8, 2017

Exhibit 99.1

Reconciliation of NOI and Cash NOI, page 12

2.	In future press releases, please revise your NOI reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e., net income). Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measures do not receive undue prominence. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation of NOI within your supplemental information.

Response: In our future earnings releases and other applicable disclosures, including our quarterly supplemental information package, we will revise our reconciliation of NOI to reconcile to the most directly comparable GAAP measure (i.e., net income). Consistent with our historical practice for our non-GAAP reconciliations, we will begin the reconciliation with the GAAP measure.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 679-0243 or by email at handrews@sabrahealth.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Harold W. Andrews, Jr.

Harold W. Andrews, Jr.

Executive Vice President, Chief Financial

Officer and Secretary

cc:	Michael Costa, Vice President – Finance and Controller

    Sabra Health Care REIT, Inc.

Renee Sarria

    PricewaterhouseCoopers LLP

Shelly A. Heyduk, Esq.

    O’Melveny & Myers LLP